SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated February 21, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

In compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

Integral Result for the nine-month period (in ARS thousands)	09/30/2018	09/30/2017

Gain / Loss attributable to:
Company’s shareholders	(4,359,513)	12,965,615
Non-controlling interests	174,578	365,300

Equity Composition:
Capital stock	126,014	126,014
Comprehensive adjustment of capital stock	1,890,030	1,890,030
Additional paid-in capital	5,538,092	5,538,092
Legal Reserve	76,558	76,558
Futures Dividends Reserve	18,553,559	-
Reserve Resolution CNV 609/12	5,292,567	5,292,567
Special Reserve	24,146,672	4,417,867
Changes in non controlling interest	(71,604)	(38,732)
Retained earnings	(13,671,413)	31,286,816
Total attributable to the company's shareholders	41,880,475	48,589,212
Non-controlling interest	2,046,394	1,826,971
Total Shareholders’ Equity	43,926,869	50,416,183

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050, divided into 126,014,050 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

Shareholders	Shares	Stake
IRSA Inversiones y Representaciones Sociedad Anónima[1]	102,409,472	81.27%
Minority Shareholders	23,604,578	18.73%

Below are the highlights for the six-months period of Fiscal Year 2019 ended December 31, 2018:

  ●
From this quarter onwards, the Company releases its Financial Statements adjusted for inflation according to the rule IAS 29 and local regulations that set that companies using the Argentine peso as their functional currency must release Financial Statements adjusted for inflation since December 31, 2018. Thus, all non-monetary assets and liabilities, the Equity, as well as all comparative figures for previous quarters or fiscal years, have been adjusted to constant currency as of December 31, 2018.

  ●
Net result for the first semester of FY 2019 registered a loss of ARS 4,185 million compared to a gain of ARS 13,331 million in 6M18, mainly explained by lower results from changes in fair value of investment properties.

  ●
The Company’s Adjusted EBITDA for 6M19 reached ARS 2,365 million, decreasing by 7.5% compared to 6M18. Adjusted EBITDA for Shopping Malls decreased by 9.8% while Adjusted EBITDA for Office segment increased by 44%.

  ●
Our shopping centers’ sales grew by 24% in nominal terms (-12.5% in real terms) in the 6M period of FY 2019 and the portfolio’s occupancy rate reached 95%.

  ●
During the period, we acquired from our parent company IRSA 14,213 m2 of the building under construction "Catalinas" for a fixed amount of USD 60.3 million.

  ●
On November 2018, we distributed a cash dividend for the sum of ARS 545 million (ARS/share 4.3249 and ARS/ADR 17.2997). Dividend yield 1.9%.

 1 Includes the stake of E-Commerce Latina S.A. and Tyrus S.A (Subsidiares of IRSA Inversiones y Representaciones Sociedad Anónima)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: February 21, 2018